EXPENSE LIMITATION AGREEMENT

MORGAN CREEK CAPITAL MANAGEMENT, LLC

301 West Barbee Chapel Road, Suite 200

Chapel Hill, North Carolina 27517

Morgan Creek Series Trust (the “Trust”)

301 West Barbee Chapel Road, Suite 200

Chapel Hill, North Carolina 27517

June 1, 2015

Dear Sirs:

Morgan Creek Capital Management, LLC herewith confirms our agreement with you as follows:

1.   You are an open-end, management investment company registered under the Investment Company Act of 1940, as amended (the “Act”) and publically offer different series of portfolios (each a “Fund” or “Funds”). The Funds listed on Schedule A are engaged in the business of investing and reinvesting their respective assets in accordance with applicable limitations. Pursuant to an Investment Management Agreement dated as of May 10, 2013 (the “Investment Management Agreement”), you have employed us to manage the investment and reinvestment of such assets of the Funds. We entered into this Expense Limitation Agreement with the Trust on behalf the Funds on June 1, 2015 and both parties contemplated that it might be amended and restated from time to time to, among other things, extend the term of the Expense Limitation Agreement.

2.   We hereby agree that, notwithstanding any provision to the contrary contained in the Investment Management Agreement, we shall limit as provided herein the aggregate ordinary operating expenses of every character incurred by the Funds, including but not limited to the fees (“Investment Management Fee”) payable to us pursuant to the Investment Management Agreement (the “Limitation”). Expenses excluded from the Limitation include: (i) Acquired Fund Fees and Expenses, (ii) any taxes paid by the Funds, (iii) dividends on short sales, if any, and (iv) any extraordinary expenses not incurred in the ordinary course of each Fund's business (including litigation expenses, taxes, interest expenses, and brokerage expenses). Under the Limitation, we agree that through the expiration date set forth in Schedule A (the “Expiration Date), such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) of each Fund’s average daily net assets equal to the amount set forth in Schedule A. To determine our liability for expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year, or limitation period, if shorter (the “Prorated Limitation”). The Prorated Limitation shall be compared to each Fund’s expenses recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”). If Investment Management Fee and each Fund’s other expenses for the current day exceed the Allowable Expenses, Investment Management Fee for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as Investment Management Fee, we shall be responsible for the additional excess (“Other Expenses Exceeding Limit”). Cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be paid to us in the future, provided that (1) no such payment shall be made to us after one year from the Expiration Date, (2) such payment shall be made only to the extent that it does not cause each Fund’s aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation, and (3) no such payment shall be made to us to the extent that the aggregate of such payments would exceed the amount of offering expenses (as defined by the Financial Accounting Standards Board) recorded by each Fund for financial reporting purposes on or before the Expiration Date.

3.   If in any month during which the Investment Management Agreement is in effect, the estimated annualized total operating expenses for each Fund are less than the Percentage Expense Limitation, we shall be entitled to reimbursement by a Fund of the Reimbursement Amount (as defined below) to the extent that a Fund’s annualized total operating expenses plus the amount so reimbursed does not exceed, for such month, the Percentage Expense Limitation.  The total amount of reimbursement to which we may be entitled (the “Reimbursement Amount”) shall equal the sum of all Investment Management Fees previously waived or reduced by us and all other payments remitted by us to each Fund pursuant to Section 2 of this Agreement during the previous sixty (60) months, less any reimbursement previously paid by each Fund to us pursuant to this Section 2.  Notwithstanding the foregoing, the amount paid to us will in no event exceed the Reimbursement Amount.

4.   Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing each Fund’s expenses outside the contours of this Agreement during any time period before or after the Expiration Date; nor shall anything herein be construed as requiring that we limit, waive or reimburse any of each Fund’s expenses incurred after the Expiration Date, or, except as expressly set forth herein, prior to such date.

5.   This Agreement shall become effective on July 31, 2015 and remain in effect for one year after the Expiration Date. After the Expiration Date, this Agreement may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party. Upon the termination or expiration hereof, we shall have no claim against each Fund for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

6.   This Agreement shall be construed in accordance with the laws of the State of Delaware, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

7.   This Agreement may be amended or modified only by written agreement signed by us and the Trust.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

MORGAN CREEK CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Yusko

Name:	Mark Yusko

Title:	Chief Executive Officer

Agreed to and accepted

MORGAN CREEK SERIES TRUST

By:	/s/ Mark Yusko

Name:	Mark Yusko

Title:	President

Schedule A

To the Expense Limitation Agreement Between

Morgan Creek Series Trust

And

Morgan Creek Capital Management, LLC

June 1, 2015

Fund	Operating Expense Limit	Effective Date	Expiration Date
Morgan Creek Tactical Allocation Fund	Class A 2.00% Class C 2.75% Class I 1.75%	July 31, 2015	July 31, 2016